Exhibit 99.1

The Bank of Nova Scotia to increase ownership stake in Scotiabank Chile

TORONTO, May 3, 2021 /CNW/ - The Bank of Nova Scotia ("Scotiabank") announced today that it has reached an agreement to increase ownership in its Chilean operations ("Scotiabank Chile") through acquisition of an additional 7.0% stake from the Said family. Upon closing, Scotiabank's ownership in Scotiabank Chile will increase to 83%. The transaction is subject to customary closing conditions and regulatory approvals.

"Scotiabank's presence in Chile is a key pillar of our International Business and we are pleased to further strengthen our operations in the country," said Brian Porter, President and CEO, Scotiabank. "We are grateful for our ongoing partnership with the Said family and look forward to building on our momentum in Chile over the coming years."

This transaction supports Scotiabank's strategic focus on operations across its footprint where it can achieve greater scale and deliver the highest value for customers. The transaction is valued at approximately CAD$500 million, and completion of the sale will impact Scotiabank's Common Equity Tier 1 capital ratio by approximately eight basis points.

Last year, Scotiabank was awarded the title of Chile's Best Bank, as well as Latin America's Best Bank Transformation by Euromoney magazine.

About Scotiabank
Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of approximately $1.2 trillion (as at January 31, 2021), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/May2021/03/c5782.html

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For further information: Phil Smith, SVP, Scotiabank Investor Relations, Philip.Smith@scotiabank.com, (416) 863-2866

CO: Scotiabank

CNW 08:30e 03-MAY-21